Exhibit 99.3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF SILVER WHEATON CORP.
FOR USE AT AN ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 23, 2012

The undersigned shareholder(s) of SILVER WHEATON CORP. (the “Company”) hereby appoint(s) Randy V. J. Smallwood, Chief Executive Officer of the Company, or in lieu of the foregoing, Curt D. Bernardi, Senior Vice President, Legal of the Company, or in lieu of the foregoing,                                                             , to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders (the “Meeting”) of the Company to be held in the Mackenzie Ballroom of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, May 23, 2012 at 1:00 p.m. (Vancouver time) and at any adjournments thereof.

The directors and management recommend shareholders VOTE FOR the matters set out it items (a) and (b) below.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	VOTED FOR or WITHHELD FROM VOTING in respect of the election of the following directors:

		For	Withhold
1	Lawrence I. Bell	[ ]	[ ]
2	George L. Brack	[ ]	[ ]
3	John A. Brough	[ ]	[ ]
4	R. Peter Gillin	[ ]	[ ]
5	Douglas M. Holtby	[ ]	[ ]
6	Eduardo Luna	[ ]	[ ]
7	Wade D. Nesmith	[ ]	[ ]
8	Randy V. J. Smallwood	[ ]	[ ]

(b)

VOTED FOR ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration; and

(c)	VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this            day of                                       , 2012.

____________________________________
Signature of Shareholder

____________________________________
Name of Shareholder (Please Print)

Quarterly Reports Request – Silver Wheaton Corp.’s Interim Consolidated Financial Report and related MD&A are available at www.silverwheaton.com, but if you want to receive (or continue to receive) Interim Consolidated Financial Reports and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Consolidated Financial Reports and related MD&A will not be sent to you in 2012.

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Annual Report Request – Silver Wheaton Corp.’s Audited Annual Consolidated Financial Statements and related MD&A are available at www.silverwheaton.com, but if you want to receive (or continue to receive) Audited Annual Consolidated Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Audited Annual Consolidated Financial Statements and related MD&A for the year ended December 31, 2012 will not be sent to you.

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PLEASE SEE NOTES ON REVERSE

Notes:

1.	A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.

2.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly. Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED FOR.

3.	Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

	4.	This proxy ceases to be valid one year from its date.

	5.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Canadian Stock Transfer Company Inc. (as administrative agent for CIBC Mellon Trust Company)

Attention: Proxy Department
P.O. Box 721
Agincourt, Ontario M1S 0A1

VOTE BY MAIL: This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY FAX: To vote by fax, send this completed form of proxy to (416) 368-2502.